Filed Pursuant to Rule 433

Registration Statement No. 333-166735-01

Relating to Preliminary Prospectus Supplement dated November 8, 2010 and

Prospectus dated May 26, 2010

Boston Properties Limited Partnership

$850,000,000 4.125% Senior Notes due 2021

Issuer:	Boston Properties Limited Partnership

Type:	SEC Registered

Size:	$850,000,000

Maturity:	May 15, 2021

Coupon (Interest Rate):	4.125%

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Price / Yield:	100-17; 2.563%

Spread to Benchmark Treasury:	1.650% (165 basis points)

Yield to Maturity:	4.213% per year

Expected Ratings* (Moody’s / Standard & Poor’s / Fitch Ratings):	Baa2 (stable) / A- (negative) / BBB (stable)

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2011

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 30 basis points or at par on or after 90 days prior to May 15, 2021

Initial Price to Public:	99.260% plus accrued interest if settlement occurs after November 18, 2010

Settlement Date:	T+7; November 18, 2010

Denominations:	$1,000 x $1,000

CUSIP / ISIN:	10112R AS3 / US10112RAS31

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

Capital One Southcoast, Inc.

Commerz Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

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